UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ending June 30, 2026

Cabbacis Inc

(Exact name of registrant as specified in its charter)

Nevada	93-2432982
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303

(Full mailing address of principal executive offices)

Issuer’s telephone number (including area code): (716) 320-5525

CABBACIS INC

SEMIANNUAL REPORT ON FORM 1-SA

i

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report, and together with our audited financial statements and the related notes included in our Annual Report on Form 1-K for the fiscal year ending December 31, 2025. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this Semiannual Report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may,” “will,” “could,” “would,” “should”, “believes,” “seeks,” “expects,” “anticipates,” “estimates,” “intends,” “plans” and similar or other variations of these terms, and the negative of these terms. Forward-looking statements include, but are not limited to, statements about: the implementation of our business model, our financial performance including expectations regarding our future revenue, operating expenses and cash flow, clinical studies on our products, the timing of commercialization of our products domestically and internationally, our ability to enter into licensing and supply agreements, the timing and other expectations regarding the sale of Cabbacis shares of stock, our ability to obtain funding for our operations, capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties, and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Offering Circular contained in Form 1-A (File No. 024-12621), which was originally filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2025 and qualified by the SEC on November 24, 2025 (the “2025 Offering Circular”), identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our operating performance; (3) our cash flows; (4) our financing activities; (5) our tax status; (6) our ability to achieve U.S. Food and Drug Administration clearance in the United States for our developmental products; (7) other governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations; (8) markets for our products; (9) our ability to compete effectively; (10) national, international and local economic and business conditions that could affect our business; and (11) industry developments affecting our business, financial condition and results of operations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, unless Cabbacis LLC or Cabbacis Blend LLC is cited or the context indicates otherwise, references to “Cabbacis,” “we,” the “Company,” “our” and “us” refer to Cabbacis Inc, Cabbacis LLC and Cabbacis Blend LLC on a consolidated basis. Cabbacis LLC and Cabbacis Blend LLC are wholly owned by Cabbacis Inc.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Cabbacis Inc, a Nevada corporation, operates through its wholly-owned subsidiaries, Cabbacis LLC and Cabbacis Blends LLC. The Company’s mission is to reduce the harm caused by smoking with patented very-low-nicotine cigarette brands, iBLEND™ and X95™ and vaporizer pods in development.

Cabbacis LLC is a federally-licensed tobacco product manufacturer committed to developing and commercializing consumer-acceptable Modified Risk Tobacco Products (MRTPs). Cabbacis LLC has not commercialized its products and is currently developing cigarettes, and vaporizer pods for oral electronic vaporizers, under the brand names, iBLEND™ and X95™, which are covered by a worldwide patent portfolio. The Company intends to (i) secure FDA authorization to sell its products in the United States through the Premarket Tobacco Product Application (PMTA) process for iBLEND™ and to file an Exemption from Substantial Equivalence for X95™, and (ii) export its products and/or out-license rights to its products or technology.

iBLEND™ cigarettes and vaporizer pods contain very-low-nicotine tobacco, which contains about 95 percent less nicotine than that of leading U.S. brands, and hemp, which contains less than 0.3 percent THC. X95™ cigarettes and vaporizer pods contain very-low-nicotine tobacco without any hemp.

Cabbacis LLC owns a worldwide patent portfolio comprising 36 issued patents, including 8 U.S. patents, and various pending patent applications across the United States, Europe, China, Japan, India, Indonesia, Russia, the Philippines, South Korea, Australia, New Zealand, Canada, Mexico and Brazil. The Cabbacis patents and patent applications are issued or pending in countries that comprise nearly two-thirds of the world’s population, and therefore include a significant portion of the world’s 1.1 billion tobacco and nicotine users.

Based on the results of various third-party studies on the use of other very-low-nicotine cigarettes without hemp, iBLEND™ and X95™ very-low-nicotine cigarettes are expected to help smokers smoke fewer cigarettes per day, reduce their nicotine dependence and exposure, increase their quit attempts, increase their number of smoke-free days and/or facilitate switching to less harmful tobacco products. In January 2026, the Company entered into a Master Service Agreement, including a Statement of Work Agreement, with the Centre for Substance Use Research, Ltd. (CSUR) to conduct an actual-use study with iBLEND™ in Switzerland to assess how adult tobacco-cigarette smokers use iBLEND™ cigarettes in their everyday lives.

The Company’s plans over the next year include the following activities assuming the company is sufficiently capitalized: complete its in-progress iBLEND™ cigarette actual use trial in Switzerland, commence an additional, larger iBLEND™ actual use trial in the United States, file an Exemption from Substantial Equivalence at FDA for its X95™ cigarette brand for sales in the United States, export its products, prepare its PMTA for its patented iBLEND™ cigarettes, and upon having sufficient data, file the PMTA with the FDA. PMTA authorization by the FDA for iBLEND™ will allow the Company to commercialize its iBLEND™ very-low-nicotine cigarettes in the United States. Although we continue to raise funds through the 2025 Offering, we cannot guarantee that the entire offering will be sold. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay or scale back the development or commercialization of our product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable.

In parallel with these activities, out-licensing opportunities will also be evaluated for the Company to out-license rights to its products and/or technology. The Company identifying and partnering with manufacturers, joint venturers and distributors which add value, and/or out-licensing its rights to the iBLEND™ and X95™ brands and/or Company’s patents, will be the keys to the Company having international success with its brands. The Company intends to out-license rights for further development and commercialization of vaporizer pods for both very-low-nicotine pods and conventional nicotine pods in both the U.S. and internationally.

Once the Company’s iBLEND™ very-low-nicotine cigarettes, and separately its iBLEND™ vaporizer pods, are commercialized in the United States through the PMTA process, and upon having sufficient data on the products, the Company intends to file for FDA authorizations to market iBLEND™ products as MRTPs.

On March 2, 2026, the Company formed Cabbacis Blends LLC, a State of New York company which is a wholly-owned subsidiary of Cabbacis Inc, to implement the final processing steps of the tobacco and hemp blends to be used in the Company’s products.

Cabbacis LLC contracted the Rose Research Center, LLC to carry out a clinical trial in 2025 on smokers using four types of very-low-nicotine tobacco cigarettes. Three iBLEND™ patented cigarette types contained very-low-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained very-low-nicotine tobacco without any hemp. The study evaluated the effects of inclusion of different proportions of hemp and very-low-nicotine tobacco on smoking behavior and smokers’ perceptions of the different cigarette types. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers. Although other measures in the study were evaluated, the most relevant measures were craving relief and those related to product acceptability. For, “Did it immediately reduce your craving for cigarettes,” participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes.

All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than has been previously reported in the literature with other 95 percent reduced-nicotine cigarettes. An unexpected positive result of the study was that the use of the three iBLEND™ type hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBLEND™ cigarette being statistically significant at the 95 percent confidence level. The study’s results are being used to guide the design of the Company’s products including those used in future studies.

Results of Operations

The following table and discussion present, for the periods indicated, a summary of revenue and expenses. The Company has incurred net losses since inception. Management anticipates this will continue in the immediate future as the Company continues to develop its products and advance its patent portfolio.

Period-to-Period Comparisons

For the Six Months Ending June 30, 2026 to the Six Months Ending June 30, 2025:

	For the Six Months Ending June 30, 2026	For the Six Months Ending June 30, 2025
Revenue	$-	$-

Operating Expenses:
Amortization	16,329	2,081
General and administrative	781,781	362,624
Research and development	546,069	372,604
Net Loss from Operations	$(1,344,179)	$(737,309)

Revenue

Total revenue for the six months ending June 30, 2026 was zero, consistent with the prior period.

Amortization Expense

Amortization expense was $16,329 in the six months ending June 30, 2026, as compared to $2,081 for the six months ending June 30, 2025. The Company began amortizing its website in January 2025 and its leasehold improvements in February 2026.

General and Administrative Expenses

General and administrative expenses were $781,781 in the six months ending June 30, 2026, an increase of $419,157, as compared to the six months ending June 30, 2025. The change was primarily due to increases in stock-based compensation expense, investor relations and professional fees.

Research and Development Expenses

Research and development expenses were $546,069 in the six months ending June 30, 2026, an increase of $173,465, as compared to the six months ending June 30, 2025, primarily due to increases in stock-based compensation expense, patent maintenance fees, licensing fees, and the write off of an abandoned patent.

Earnings (Loss) Per Share

Basic and diluted weighted-average shares outstanding for the six-month periods ending June 30, 2026 and June 30, 2025 are 7,314,923 and 6,360,158, respectively. Basic and diluted earnings (loss) per share for the six-month periods ending June 30, 2026 and June 30, 2025 are ($0.18) and ($0.12), respectively. If diluted common stock equivalents were included, weighted average shares outstanding for the six-month periods ending June 30, 2026 and June 30, 2025 would be 8,506,211 and 7,299,791 respectively.

Liquidity and Capital Resources

The Company’s primary source of liquidity has been cash provided by financing activities in the form of shareholder contributions. The Company’s primary requirements for liquidity are research and development, professional services and investor relations. The table and discussion below illustrate the ways the Company measures liquidity.

	June 30, 2026	December 31, 2025
Cash	$247,004	$431,270
Working Capital	$322,217	$380,595

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated no revenue and incurred losses since its inception, including a net loss of $1,343,291 for the six-month period ending June 30, 2026 and the Company has not generated sufficient cash flows from operations, including $726,729 net cash used in operating activities for the same period. As of June 30, 2026, the Company had an accumulated deficit of $4,497,614. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

In previous years, to maintain liquidity and financial flexibility, the Company had adopted a target of maintaining one year of operating cash as of the date the year-end financial statements are available to be issued. The following items are considered when the Company determines the amount needed for one-year’s operating cash: the Company’s current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, funds necessary to maintain its operations, including tobacco and hemp plantings, in-licensing fees and expenses, and patents and the prosecution of its patent applications, within one year after financial statements are available to be issued, and a reserve for unforeseen events.

The Company’s continuation as a going concern is dependent upon its ability to obtain necessary equity financing from the “best efforts” stock offering pursuant to Regulation A (Tier 2) that commenced in November 2025, in which the sale of up to 3.75 million shares of the Common Stock may be sold to investors at $2.00 per share (the “2025 Offering”), and/or obtain necessary debt financing, and ultimately from generating revenues to continue operations. The Company expects that working capital requirements will continue to be funded through a combination of its existing funds and further issuances of securities. Working capital requirements are expected to increase in line with the growth of the business. The Company has no lines of credit or other bank financing arrangements. Additional issuances of equity or convertible debt securities will result in dilution to current stockholders. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict business operations.

Summary of Cash Flows

The following tables and discussion summarize the Company’s cash flows from operating, investing, and financing activities for the periods indicated.

Sources and Uses of Cash for the Six Months Ending June 30, 2026 compared to the Six Months Ending June 30, 2025

	For the Six Months Ending June 30, 2026	For the Six Months Ending June 30, 2025
Net cash used in operating activities	$(726,729)	$(479,948)
Net cash used in investing activities	(61,872)	(24,237)
Net cash provided by financing activities	604,335	330,412
Net (decrease) in cash	$(184,266)	$(173,773)

Cash flows used in operating activities increased $246,781 in the six months ending June 30, 2026 compared to 2025, primarily related to the increase in research and development expenses and general and administrative expenses. Cash used in investing activities increased by $37,635 in the six months ending June 30, 2026 compared to 2025, largely related to an equipment purchase and leasehold improvements. The $273,923 increase in cash provided by financing activities in the six months ending June 30, 2026, as compared to 2025, was the result of an increase in capital contributions.

Contractual Obligations

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a much larger building. The initial lease term was October 2021 thru October 2023 with three separate one-year options to renew under the same terms. The Company exercised three of these options to renew the lease for the periods of November 1, 2023 thru October 31, 2026. In accordance with ASC 842, the June 30, 2026 and December 31, 2025 consolidated balance sheet contains a right-of-use asset as well as a current lease liability pertaining to the lease term. Lease expense was $3,204 for the six-month period ending June 30, 2026 and 2025. Future minimum lease payments for the remainder of the lease renewal period total $2,136, as of June 30, 2026. The Company also has a rent-free, satellite office in Clarence, New York which is owned by the CEO and is where a large portion of the Company’s day-to-day activities are carried out.

In-Progress Cabbacis Clinical Trial

In January 2026, the Company entered into a Master Service Agreement, including a Statement of Work Agreement, with the Centre for Substance Use Research, Ltd. (CSUR) to conduct an actual-use study with iBLEND™ in Switzerland with 70 adult smokers to assess how tobacco-cigarette smokers use iBLEND™ cigarettes in their everyday lives. The total cost of the study is approximately $314,000 of which $157,000 was paid in January 2026, $78,500 was paid in June 2026, and the remaining balance is due later in 2026.

Tobacco and Hemp Production Agreements

The Company planted some research plots for investigating alternative crop management practices with two parties for its very-low-nicotine tobacco in the spring of 2026, but did not do a commercial planting of tobacco leaf or hemp in 2026. The Company entered into an agreement in 2025 with a tobacco farmer who produced and planted tobacco transplants from seed provided by the Company and then harvested the very-low-nicotine, flue-cured, tobacco leaf. The total cost to the Company was $49,281 on tobacco accepted by the Company and delivered to the Company. The agreement included all activities from seed to cured leaf. The flue-cured tobacco was delivered in the fourth quarter of 2025. In 2025, the Company entered into two agreements for hemp flower production. The hemp flower was delivered in the fourth quarter 2025. The total cost of these hemp agreements to the Company was $55,270.

Company’s Stock Offerings

On August 12, 2026, the Company engaged Moody Capital Solutions, Inc., a broker-dealer registered with the SEC and a member of FINRA, as the Company’s sole, exclusive placement agent in connection with the 2025 Offering. In consideration for its services, MOODY shall be paid (i) a seven percent (7%) cash fee from any proceeds received by the Issuer from any proposed offering and (ii) MOODY, or its designees, shall also receive from the Company 7,500 shares of Common Stock of the Company per calendar month during the Engagement (up to a limit of 75,000 shares), which shall be transferred within ten (10) days following the end of each subject calendar quarter and shall be prorated for any partial calendar quarter.

As of the date of this report and pertaining to the 2025 Offering, 832,143 shares of the Company’s common stock were subscribed to by investors for gross proceeds to the Company of $1,664,286, which includes an aggregate of $1,016,000 from two of the Company’s officers to purchase an aggregate of 508,000 shares of Common Stock and $348,286 from the conversion of a related-party convertible promissory note by a Company officer for 174,143 shares of Common Stock. The Company also issued 7,500 shares to a vendor in exchange for services of $10,500. In 2026, a total of 408,000 shares of common stock were subscribed to by investors for gross proceeds to the Company of $816,000 in addition to 7,500 shares of Common Stock subscribed to in exchange for services valued at $10,500.

The U.S. Securities and Exchange Commission (the “SEC”) qualified the 2025 Offering Circular, pertaining to the 2025 Offering. The shares of Common Stock are being offered pursuant to the 2025 Offering Circular the Company originally filed with the SEC on May 23, 2025. The shares of Common Stock will only be issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $50,000; however, the Company may waive the minimum purchase requirement on a case-by-case basis at its sole discretion. The Company may accept subscriptions until the earliest of the following: (1) the date on which the maximum 2025 Offering amount has been sold, (2) on November 24, 2026, or (3) the date on which the 2025 Offering is earlier terminated by the Company in its sole discretion (the “Termination Date”). The Company may elect at any time to close all or any portion of the 2025 Offering, on various dates at or prior to the Termination Date, each a “Closing Date.” A subscriber’s subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date, by the Company at its sole discretion.

In August 2025, the Company engaged Dawson James Securities, Inc., a broker-dealer registered with the SEC and a member of FINRA, as the Company’s (i) non-exclusive broker-dealer in connection with the Regulation A Offering qualified by the SEC on November 24, 2025 and (ii) exclusive financial advisor, lead or managing underwriter and/or book runner and investment banker in connection with any proposed offering of any equity or equity-linked securities of the Company in connection with any uplisting financing transaction of the Company. Pursuant to the terms of the engagement, in 2025 the Company issued 100,000 shares of restricted common stock of the Company to Dawson James including certain of its designees as an initial retainer. On March 4, 2026, the Company terminated the Dawson James agreement effective immediately.

North Carolina State University License Agreement

On June 13, 2024, the Company entered into a royalty-bearing license agreement with North Carolina State University (NCSU) (“NCSU License Agreement”) by exercising its option contained in the Option and Material Transfer Agreement with NCSU, which the Company previously entered into with NCSU on March 7, 2023 (“Option Agreement”) for a novel very-low-nicotine plant line which was produced by utilizing naturally-occurring mutations in tobacco genes. No genetic engineering or genetic modifications were utilized which is expected to facilitate the international planting of this very-low-nicotine tobacco. Commercial products made from this tobacco line, which was produced from traditional plant breeding techniques, are expected to have marketing and consumer acceptance advantages over genetically-engineered, low-nicotine counterparts.

In addition to the upfront license fee of $50,000 for the NCSU License Agreement paid in June 2024, the Company paid NCSU annual license fees starting in 2026, running royalties on sales and milestone payments. The Company will also fund patent expenses and any expenses related to filing plant variety right (PVR) applications.

Pertaining to the Option Agreement, the Company paid NCSU a nonrefundable option fee of $15,000 in April 2023. The Option Agreement allowed the Company to exercise the option to enter into a license agreement at any time over the 2-year term, which the Company exercised in November 2023. During the term of the Option Agreement, the Company was responsible for the payment of all fees and costs of any patent applications filed by the university. The Company incurred NCSU patent expenditures during the six months ending June 30, 2026 and 2025 of $17,817 and $65, respectively. NCSU has transferred seed of the very-low-nicotine plant line to the Company and the Company provided this seed to tobacco farmers for its 2023, 2024 and 2025 tobacco crops.

Rose Research Center Engagement

Cabbacis contracted the Rose Research Center to carry out a pilot clinical trial in 2025 on 16 smokers exclusively using four types of reduced-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all types was reduced by approximately 95 percent, as compared to the average of mainstream American brands. Three iBLEND™ patented cigarette types contained very-low-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained very-low-nicotine tobacco without any hemp. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers.

The study measured the effects of the four cigarette types on smokers’ perceptions and smoking behavior. Although other measures in the study were evaluated, the most relevant measures were craving relief and those related to product acceptability. For, “Did it immediately reduce your craving for cigarettes,” participants across all four cigarette types reported a significant reduction in craving for their usual brand of cigarettes which was sustained over the 3-hours of ad libitum use of the study cigarettes. All four Cabbacis cigarette types were rated higher for satisfaction on the standardized mCEQ questionnaire than has been previously reported in the literature with other 95 percent reduced-nicotine cigarettes. An unexpected positive result of the study was that the use of the three iBLEND™ hemp-containing cigarettes (5%, 10% and 20%) resulted in lower exhaled carbon monoxide (CO) levels, as compared to CO levels measured after use of the 0-percent hemp cigarettes, with the reduction in the 20-percent hemp iBLEND™ cigarette being statistically significant at the 95 percent confidence level. The study’s results will be used to guide the design of the Company’s products including those used in future studies.

Off-Balance Sheet Arrangements

None

Taxation and Expenses

The Company does not expect to generate taxable income or incur tax expense in the immediate future.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which the Company prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in NOTE 2 of our consolidated financial statements herein.

Our senior management has reviewed the critical accounting policies and estimates with the Audit Committee of our Board of Directors. For a description of the Company’s critical accounting policies and estimates, refer to “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” in our most recent Annual Report on Form 1-K for the year ended December 31, 2025, which was filed with the SEC on April 23, 2026. Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. If actual results were to differ significantly from estimates made, the reported results could be materially affected. There were no significant changes to our critical accounting policies and estimates during the six months ended June 30, 2026.

Item 2. Other Information

During the first six months of 2026, two company officers purchased 308,000 shares of Common Stock in the 2025 Offering at a price of $2.00 per share for gross proceeds to the Company of $616,000. The Company incurred $40 in offering costs.

Item 3. Financial Statements.

CABBACIS INC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
UNAUDITED

	June 30, 2026	December 31, 2025
ASSETS
Current Assets:
Cash	$247,004	$431,270
Prepaid expenses	129,868	53,083
Current portion of tax credit receivable	6,442	19,837
Due from related party	123	-
Total Current Assets	383,437	504,190

Inventory	325,767	320,737
Property and equipment, net	294,458	263,366
Operating lease right-of-use asset	2,116	5,193
Patents	451,765	471,687
Other intangible assets, net	145,550	135,643
Long term portion of tax credit receivable	41,717	38,071
Total Assets	$1,644,810	$1,738,887

LIABILITIES AND EQUITY
Current Liabilities:
Operating lease obligation	$2,116	$5,193
Accrued expenses (Inclusive of $6,250 and $17,400 related party amounts as of June 30, 2026 and December 31, 2025, respectively)	40,751	118,402
Finance agreement payable	18,353	-
Total Current Liabilities	61,220	123,595
Total Liabilities	61,220	123,595

Equity:
Common stock par value $0.00001 (50,000,000 shares authorized; 7,521,743 and 7,206,243 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	76	73
Series A Preferred stock par value $0.00001 (600,000 shares authorized; 600,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	6	6
Additional paid-in capital	6,081,122	4,769,536
Accumulated deficit	(4,497,614)	(3,154,323)
Total Equity	1,583,590	1,615,292
Total Liabilities and Equity	$1,644,810	$1,738,887

See accompanying notes to consolidated financial statements.

CABBACIS INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED

	For the Six Months Ending	For the Six Months Ending
	June 30, 2026	June 30, 2025

Revenue	$-	$-

Operating Expenses:
Amortization	16,329	2,081
General and administrative	330,969	266,128
General and administrative - related party	450,812	96,496
Research and development	306,805	247,607
Research and development - related party	239,264	124,997
Total Operating Expenses	1,344,179	737,309

Loss from Operations	(1,344,179)	(737,309)

Other Income (Expense):
Interest income	1,961	9,097
Interest expense	(1,054)	(37)
Interest expense - related party	-	(7,286)
Total Other Income, net	907	1,774

Loss Before Income Taxes	(1,343,272)	(735,535)
Income tax expense	19	25
Net Loss	$(1,343,291)	$(735,560)

Loss per share:
Basic	$(0.18)	$(0.12)
Diluted	$(0.18)	$(0.12)

Weighted average shares outstanding:
Basic	7,314,923	6,360,158
Diluted	7,314,923	6,360,158

See accompanying notes to consolidated financial statements.

CABBACIS INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

UNAUDITED

	Common Stock		Series A Preferred Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Equity (Deficit)	Total Equity (Deficit)
Balance at December 31, 2025	7,206,243	$73	600,000	$6	$4,769,536	$(3,154,323)	$1,615,292
Common stock issued for cash, net of offering costs	308,000	3			615,957		615,960
Restricted stock awards	7,500				10,500		10,500
Compensation for stock options					685,129		685,129
Net Loss						(1,343,291)	(1,343,291)
Balance at June 30, 2026	7,521,743	$76	600,000	$6	$6,081,122	$(4,497,614)	$1,583,590

	Common Stock		Series A Preferred Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Equity (Deficit)	Total Equity (Deficit)
Balance at December 31, 2024	6,607,100	$66	600,000	$6	$3,304,319	$(1,571,502)	$1,732,889
Related party convertible promissory note converted to common stock, net of offering costs	174,143	2			337,696		337,698
Restricted stock awards	50,000				285,488		285,488
Net Loss						(735,560)	(735,560)
Balance at June 30, 2025	6,831,243	$68	600,000	$6	$3,927,503	$(2,307,062)	$1,620,515

See accompanying notes to consolidated financial statements.

CABBACIS INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED

	For the Six Months Ending June 30, 2026	For the Six Months Ending June 30, 2025

Cash flows from operating activities
Net loss	$(1,343,291)	$(735,560)

Adjustments to reconcile Net Loss to Net Cash used in operating activities:
Amortization	16,329	2,081
Loss on abandonment of patent	24,466	-
Non-cash related party interest expense	-	7,286
Stock based compensation	695,629	285,488
Changes in operating assets and liabilities:
Prepaid expenses	(46,807)	(43,157)
Due from related party	(123)	-
Grower deposits	-	(15,024)
Inventory	(5,030)	(9,010)
Tax credit receivable	9,749	(14,422)
Accrued expenses (Inclusive of ($11,150) and ($3,805) related party amounts June 30, 2026 and June 30, 2025, respectively)	(77,651)	42,370
Net cash used in operating activities	(726,729)	(479,948)

Cash flows from investing activities:
Acquisition of patents	(4,543)	(11,342)
Acquisition of property and equipment	(45,341)	-
Acquisition of other intangible assets	(11,988)	(12,895)
Net cash used in investing activities	(61,872)	(24,237)

Cash flows from financing activities:
Issuance of convertible promissory note to related party for cash proceeds, net of offering costs	-	330,412
Principal payments on finance agreement payable	(11,625)	-
Issuance of common stock for cash proceeds, net of offering costs	615,960	-
Net cash provided by financing activities	604,335	330,412

Net (decrease) in cash	(184,266)	(173,773)
Cash, beginning of period	431,270	842,281
Cash, end of period	$247,004	$668,508

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,054	$37
Cash paid for income taxes	$19	$25

NON CASH FINANCING ACTIVITIES
Insurance policy financing	$29,978	$-
Related party convertible promissory note with principal balance of $341,000 and accrued interest of $7,286 was converted into 174,143 shares of Common Stock	$-	$348,286

See accompanying notes to consolidated financial statements.

CABBACIS INC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Cabbacis Inc, a Nevada corporation, operates through its wholly-owned subsidiaries, Cabbacis LLC and Cabbacis Blends LLC. The Company’s mission is to reduce the harm caused by smoking with its patented very-low-nicotine cigarette brands, iBLEND™ and X95™ and vaporizer pods in development. Unless otherwise indicated, references to the “Company,” “we,” “us,” and “our” refer to Cabbacis Inc, which includes Cabbacis LLC and Cabbacis Blends LLC.

Cabbacis LLC is a federally-licensed tobacco product manufacturer committed to developing and commercializing consumer-acceptable Modified Risk Tobacco Products (MRTPs). Cabbacis LLC has not commercialized its products and is currently developing cigarettes, and vaporizer pods for oral electronic vaporizers, under the brand names, iBLEND™ and X95™, which are covered by a worldwide patent portfolio. The Company intends to (i) secure FDA authorization to sell its products in the United States through the Premarket Tobacco Product Application (PMTA) process for iBLEND™ and to file an Exemption from Substantial Equivalence for X95™, and (ii) export its products and/or out-license rights to its products or technology.

iBLEND™ cigarettes and vaporizer pods contain very-low-nicotine tobacco, which contains about 95 percent less nicotine than that of leading U.S. brands, and hemp, which contains less than 0.3 percent THC. X95™ cigarettes and vaporizer pods contain very-low-nicotine tobacco without any hemp.

Cabbacis LLC owns a worldwide patent portfolio comprising 36 issued patents, including 8 U.S. patents, and various pending patent applications across the United States, Europe, China, Japan, India, Indonesia, Russia, the Philippines, South Korea, Australia, New Zealand, Canada, Mexico and Brazil. The Cabbacis patents and patent applications are issued or pending in countries that comprise nearly two-thirds of the world’s population, and therefore include a significant portion of the world’s 1.1 billion tobacco and nicotine users.

Based on the results of various third-party studies on the use of other very-low-nicotine cigarettes without hemp, iBLEND™ and X95™ very-low-nicotine cigarettes are expected to help smokers smoke fewer cigarettes per day, reduce their nicotine dependence and exposure, increase their quit attempts, increase their number of smoke-free days and/or facilitate switching to less harmful tobacco products. In January 2026, the Company entered into a Master Service Agreement, including a Statement of Work Agreement, with the Centre for Substance Use Research, Ltd. (CSUR) to conduct an actual-use study with iBLEND™ in Switzerland with 70 adult smokers to assess how adult tobacco-cigarette smokers use iBLEND™ cigarettes in their everyday lives. The total cost of the study is approximately $314,000 of which $157,000 was paid in January 2026, $78,500 was paid in June 2026, and the remaining balance will be paid later in 2026.

The Company’s plans over the next year include the following activities assuming the company is sufficiently capitalized: complete its in-progress iBLEND™ cigarette actual use trial in Switzerland, commence an additional, larger iBLEND™ actual use trial in the United States, file an Exemption from Substantial Equivalence at FDA for its X95™ cigarette brand for sales in the United States, export its products, prepare its PMTA for its patented iBLEND™ cigarettes, and upon having sufficient data, file the PMTA with the FDA. PMTA authorization by the FDA for iBLEND™ will allow the Company to commercialize its iBLEND™ very-low-nicotine cigarettes in the United States. Although we continue to raise funds through the 2025 Offering, we cannot guarantee that the entire offering will be sold. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay or scale back the development or commercialization of our product candidates or other research and development initiatives. We could be required to seek collaborators for our product candidates at an earlier stage than otherwise would be desirable.

In parallel with these activities, out-licensing opportunities will also be evaluated for the Company to out-license rights to its products and/or technology. The Company identifying and partnering with manufacturers, joint venturers and distributors which add value, and/or out-licensing its rights to the iBLEND™ and X95™ brands and/or Company’s patents, will be the keys to the Company having international success with its brands. The Company intends to out-license rights for further development and commercialization of vaporizer pods for both very-low-nicotine pods and conventional nicotine pods in both the U.S. and internationally.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has generated no revenue and incurred losses since its inception, including a net loss of $1,343,291 for the six-month period ending June 30, 2026, and the Company has not generated sufficient cash flows from operations, including $726,729 net cash used in operating activities for the six-month period ending June 30, 2026. As of June 30, 2026, the Company had an accumulated deficit of $4,497,614. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

As of September 24, 2026, the Company had $297,979 of cash on hand. Management has determined that relevant conditions and events, considered in the aggregate, indicate that without additional investor subscriptions from the Company’s Offering, the Company will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. In previous years, to maintain liquidity and financial flexibility, the Company had adopted a target of maintaining one year of operating cash as of the date financial statements are available to be issued to fund operations for a period of at least 12 months. The following items are considered when the Company determines the amount of cash needed to sustain at least one-year of operating cash: the current financial condition as of the date its financial statements are available to be issued, conditional and unconditional obligations due or anticipated within one year after the date the financial statements are available to be issued, including operating costs, funds necessary to maintain patents and to prosecute patent applications of Cabbacis LLC, research and development costs, and a ten percent reserve for unforeseen events.

The Company’s continuation as a going concern is dependent upon its ability to obtain necessary equity financing from the “best efforts” stock offering pursuant to Regulation A (Tier 2) that commenced in November 2025, in which the sale of up to 3.75 million shares of the Common Stock may be sold to investors at $2.00 per share (the “2025 Offering”), and/or obtain necessary debt financing, and ultimately from generating revenues to continue operations. The Company expects that working capital requirements will continue to be funded through a combination of its existing funds and further issuances of securities. Working capital requirements are expected to increase in line with the growth of the business. The Company has no lines of credit or other bank financing arrangements. Additional issuances of equity or convertible debt securities will result in dilution to current stockholders. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict business operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Cabbacis LLC and Cabbacis Blends LLC. All intercompany transactions and balances were eliminated in the consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Management makes these estimates using the best information available at the time the estimates are made; however, actual results could differ from those estimates.

Concentrations of Credit Risk

We maintain our cash in bank deposit accounts, which are insured by the FDIC up to $250,000 per institution, and the balances of which at times may exceed federally insured limits. There was no amount in excess of the FDIC insurance as of June 30, 2026, and the amount in excess of such limits, as of December 31, 2025, was approximately $46,586. We continually monitor our banking relationships and have not experienced any losses in our accounts. We believe the Company is not exposed to any significant credit risk on cash.

Research and Development

Research and development costs are expensed when incurred. Research and development costs include costs related to clinical studies, developing and improving tobacco plant lines, focus groups, testing tobacco and hemp plant materials and tobacco products in development, in-licensing intellectual property, filings with the U.S. Food and Drug Administration (FDA), and other technical activities to develop new products or make improvements to existing products in development.

Grower Deposits

The Company capitalizes down payments made to contracted tobacco and hemp farmers for tobacco and hemp plantings that are being grown for the Company’s tobacco and hemp inventory. The final amount due to the Company’s contracted farmers is based on the final weight of the hemp or cured tobacco crop accepted by the Company. Grower deposits are reallocated to inventory upon delivery of the tobacco and hemp.

Inventory

Inventory consisted primarily of cured tobacco leaf and secondarily of hemp from our tobacco and hemp plantings. Inventory is valued at the lower of historical cost or net realizable value. Write-offs were not required as of June 30, 2026 and December 31, 2025, and it has been determined that no impairment exists as of June 30, 2026 and December 31, 2025.

Patent Costs

The Company capitalizes legal fees associated with the filing and prosecution of its patent applications if a positive outcome is probable. The Company will begin amortization of its patents when the Company commercializes the patents. Commercialization will be achieved either when the Company has systems, inventory and means of supply in place to accept customers or upon the Company out-licensing rights to its patent portfolio pursuant to licensing agreement(s). Abandoned patents without issued or pending descendants are written off.

Other Intangible Assets

Intangible assets are reviewed for strategic importance and commercialization opportunity prior to expiration. If it is determined that the asset no longer supports the Company’s strategic objectives and/or will not be commercially viable prior to expiration, the asset is impaired. In addition, the Company assesses the expected future undiscounted cash flows for its intellectual property based on consideration of future market and economic conditions, competition, federal and state regulations, and licensing opportunities. If the carrying value of such assets is not recoverable, the carrying value will be reduced to fair value and the difference recorded as an impairment. The Company’s other intangible assets consist of trademarks, domain name, logo design and website development. All are indefinite-lived, except website development, which is being amortized on a straight-line basis over three years.

Property and equipment

Property and equipment are recorded at their acquisition cost. The Company will begin depreciation of its property and equipment when commercial production of tobacco products for sale to customers commences.

Leases

The Company adopted ASC 842 Leases during the year ending December 31, 2022. Adoption did not impact retained earnings or cause restatement of prior financials. The Company determines if an arrangement is a lease at inception. The Company’s operating lease is reported in the long-term assets and current liabilities sections of the consolidated balance sheets as of June 30, 2026 and December 31, 2025. Operating lease right-of-use assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As our lease does not provide an implicit rate, we use the prime rate as of the lease commencement date.

Convertible Promissory Note

In accordance with ASU 2020-06, the Company accounted for its convertible promissory note wholly as a liability, with no separation of embedded conversion features. Upon conversion in 2025, the carrying amount of the note was reclassified from liability to common stock and additional paid-in capital, inclusive of accrued interest.

Stock-Based Compensation

Stock-based compensation expense is measured based on the grant-date fair value of the respective awards and recognized over the requisite service period. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock option awards on the date of grant. The Company accounts for forfeitures as they occur.

Income Taxes

Management has determined that the Company does not have any uncertain tax positions as of June 30, 2026 or December 31, 2025. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by taxing authorities or that the Company or the former Cabbacis LLC members will not be subject to additional tax, penalties, and interest because of any such challenges.

Reclassification

Certain prior period amounts have been reclassified to conform with the current period presentation. On the consolidated statements of cash flows, prior period amount of offering costs has been combined with issuance of convertible promissory note to related party for cash proceeds rather than being separated out, to present net proceeds.

Recently Adopted Accounting Standards

During the year ending December 31, 2025, the Company adopted ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” on a prospective basis. This accounting standards update requires additional income tax disclosures, including a detail of income taxes paid by jurisdiction. ASU No. 2023-09 is effective for annual reporting periods beginning after December 15, 2024. Adoption of ASU No. 2023-09 did not have a material impact on the Company’s consolidated financial statements.

Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires additional detailed disclosures for certain types of expenses commonly presented in expense captions, such as research and development, employee compensation, etc. This standard update will be effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied either a prospective or a retrospective approach. Early adoption is permitted.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted.

The Company is evaluating the impact of these standards on its consolidated financial statements.

Earnings (Loss) Per Share

Basic earnings (loss) per share calculations are determined by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding for the period, excluding common stock equivalents. Diluted earnings (loss) per share calculations are determined by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period plus the weighted average number of dilutive common stock equivalents outstanding for the period, which is determined using the treasury-stock method. For periods with a net loss, dilutive common stock equivalents are excluded from the diluted EPS calculation. Shares of Series A Preferred Stock, convertible promissory notes, outstanding stock options and unvested common shares issued under the Equity Incentive Plan are considered dilutive common stock equivalents.

NOTE 3 – INVENTORY

Inventory at June 30, 2026 and December 31, 2025 consisted of the following:

Description	June 30, 2026	December 31, 2025
Tobacco	$261,486	$256,456
Hemp	64,281	64,281
Total	$325,767	$320,737

NOTE 4 – COMPANY OFFERINGS

The Company’s Offering was qualified by the SEC on November 24, 2025 and allows up to 3.75 million shares (par value $0.00001 per share) of common stock of Cabbacis Inc (the “Common Stock”) to be offered and sold to investors at a purchase price of $2.00 per share. The shares of Common Stock are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier II offerings and is pursuant to an offering circular filed with the SEC on November 24, 2025. The shares of Common Stock are being issued to purchasers who satisfy the requirements as set forth in Regulation A. The minimum subscription is $50,000; however, the Company reserves the right to waive such minimum purchase requirement on a case-by-case basis at its sole discretion.

During the six-month period ending June 30, 2026 and the year ending December 31, 2025, the Company received subscriptions for its Offering of $626,500 and $848,286, respectively. The 2026 figure is inclusive of the 7,500 common shares issued to a vendor in exchange for $10,500 of vendor services, and the 2025 figure is inclusive of $348,286 that was converted from a related-party convertible promissory note for 174,143 common shares issued. The Company incurred Offering costs of $40 and $29,684 during the six-month period ending June 30, 2026 and the year ending December 31, 2025, respectively.

NOTE 5 – TAX CREDIT RECEIVABLE

The Company qualifies for a payroll tax credit relating to its research and development expenditures. The Company may receive a reduction in federal payroll tax. Total payroll tax credit receivable balances as of June 30, 2026 and December 31, 2025 were $48,159 and $57,908, respectively.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2026 and December 31, 2025 consisted of the following:

Description	June 30, 2026	December 31, 2025
Manufacturing Equipment	$276,221	$259,376
Leasehold Improvements	28,496	-
Fixtures	3,990	3,990
Less: Accumulated Amortization on Leasehold Improvements	(14,249)	-
Total	$294,458	$263,366

The Company’s leasehold improvements were placed in service in February 2026 and are being amortized using the straight-line method over nine months, ending on the manufacturing facility lease expiration date, October 31, 2026. The manufacturing equipment and fixtures were not in service as of June 30, 2026. Once placed in service, they will be depreciated on a straight-line basis over a 10-year estimated useful life.

Amortization expense of $14,249 and $0 was charged to operations for the six months ended June 30, 2026 and 2025, respectively.

NOTE 7 – PATENTS

The Company’s worldwide patents and patent applications for cigarettes and pods (for oral electronic vaporizers), both comprising blends of very-low-nicotine tobacco and hemp, are filed or issued in the United States, China, Europe and eleven other countries. The Company’s patented products in development are primarily to facilitate smokers to smoke less, quit or switch to less harmful smoke-free products such as tobacco heating products or e-cigarettes. During the six-month period ending June 30, 2026 and the year ending December 31, 2025, the Company wrote off $24,466 and $2,678, respectively, of patent costs related to patent applications that were abandoned by the Company. The write-offs were allocated to research and development expense. The Company will begin amortization of its patents upon Commercialization. Patents will be amortized over their useful lives which conclude at their expiration in 2038 through 2040. Commercialization of the Company’s patents is anticipated to be in the first half of 2027.

Description	June 30, 2026	December 31, 2025
Beginning Balance	$471,687	$454,821
Legal Costs Capitalized	4,544	19,544
Cost of Abandoned Patents, Written Off	(24,466)	(2,678)
Ending Balance	$451,765	$471,687

NOTE 8 – OTHER INTANGIBLE ASSETS

Other intangible assets at June 30, 2026 and December 31, 2025 consisted of the following:

June 30, 2026:

Description	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:
Website Development	$12,484	$(6,242)	$6,242
Total Definite-lived	$12,484	$(6,242)	$6,242
Indefinite-lived:
Trademarks			$117,308
Domain Name			18,000
Logo Design			4,000
Total Indefinite-lived			$139,308
Total Other Intangible Assets, net			$145,550

December 31, 2025:

Description	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived:
Website Development	$12,484	$(4,161)	$8,323
Total Definite-lived	$12,484	$(4,161)	$8,323
Indefinite-lived:
Trademarks			$105,320
Domain Name			18,000
Logo Design			4,000
Total Indefinite-lived			$127,320
Total Other Intangible Assets, net			$135,643

Amortization expense of $2,081 was charged to operations for the six months ended June 30, 2026 and 2025, respectively.

NOTE 9 – COMMITMENTS

Manufacturing Space Lease

The Company leases manufacturing space in Niagara Falls, New York. The leased space is an enclosed portion of a much larger building. The initial lease term was October 2021 thru October 2023 with three separate one-year options to renew under the same terms. The Company exercised three of these options to renew the lease for the periods of November 1, 2023 thru October 31, 2026. In accordance with ASC 842, the June 30, 2026 and December 31, 2025 consolidated balance sheets contain a right-of-use asset as well as a current lease liability pertaining to the lease term. Lease expense was $3,204 for the six-month period ending June 30, 2026 and 2025. Future minimum lease payments for the remainder of the lease renewal period total $2,136, as of June 30, 2026. The Company also has a rent-free, satellite office in Clarence, New York which is owned by the CEO and is where a large portion of the Company’s day-to-day activities are carried out.

Tobacco and Hemp Production

The Company typically contracts annually with tobacco and hemp growers. For the 2026 growing season, the Company planted some research plots for investigating alternative crop management practices with two parties for its very-low-nicotine tobacco, but did not do a commercial planting of tobacco leaf or hemp in 2026. For the 2025 growing season, the Company purchased approximately $104,551 of product from these contracted parties. Since tobacco and hemp are agricultural products which are susceptible to weather and pest conditions thereby affecting yields, and the contracted parties are paid on a per-pound basis of the cured/harvested crops, the actual cost to the Company fluctuates from original estimates.

Cabbacis Clinical Trials

In January 2026, the Company entered into a Master Service Agreement, including a Statement of Work Agreement, with the Centre for Substance Use Research, Ltd. (CSUR) to conduct an actual-use study with iBLEND™ in Switzerland with 70 adult smokers to assess how tobacco-cigarette smokers use iBLEND™ cigarettes in their everyday lives. The total cost of the study is approximately $314,000 of which $157,000 was paid in January 2026, $78,500 was paid in June 2026, and the remaining balance is due later in 2026.

The Rose Research Center carried out a pilot clinical trial in 2025 on 16 smokers exclusively using four types of reduced-nicotine tobacco cigarettes made by Cabbacis during 3-hour ad libitum use sessions, which followed overnight abstinence from their usual brand cigarette. The nicotine content of all types was reduced by approximately 95 percent, as compared to the nicotine content of leading U.S. brands. Three iBLEND™ cigarette types contained very-low-nicotine tobacco and each type had a different level of hemp (5%, 10% and 20%), and the fourth cigarette type contained very-low-nicotine tobacco without any hemp. All cigarettes exclusively contained patent-pending tobacco licensed by Cabbacis and grown by its contracted farmers.

The Rose Research Center is led by Dr. Jed Rose, a co-inventor of the nicotine patch and a leading investigator of very-low-nicotine cigarettes with more than thirty years of experience in the space. After planning and preparation, the clinical portion of the study commenced in February 2025 comparing the effects of inclusion of different proportions of hemp and very-low-nicotine tobacco on smokers’ perceptions of the cigarettes and smoking behavior. Prior to the commencement of the study, Cabbacis and Dr. Jed Rose had an in-person meeting on December 16, 2024 with the Center for Tobacco Products of the FDA to discuss the Company’s planned study. The study concluded in July 2025 and the total cost was $346,323. During the years ending December 31, 2025 and December 31, 2024, the Company incurred costs of $224,118 and $122,010, respectively. The Company also incurred $195 of study costs during the year ending December 31, 2023.

License Agreement

The Company entered into a royalty-bearing license agreement with North Carolina State University (“NCSU”) in June 2024 and paid NCSU an upfront license fee of $50,000 (the “License Agreement”). During the term of the License Agreement for this novel very-low-nicotine plant line and related intellectual property rights, the Company is responsible for the payment of all fees and costs of any patent and plant variety right applications filed by the university. In addition, the Company is responsible for NCSU annual maintenance fees for periods starting in 2026, running royalties on sales and milestone payments. The territory under the License Agreement is worldwide and the term is for twenty years or upon expiration of the last-to-expire patent or plant variety rights, whichever is longer. The Company incurred NCSU patent expenditures in the six-month period ending June 30, 2026 and the year ending December 31, 2025 of $17,817 and $38,846, respectively.

NOTE 10 – EQUITY

Contributions of Cash

In the Company’s Offering qualified by the SEC on November 24, 2025, shares of Common Stock were sold to investors at a purchase price of $2.00 per share. During the six months ending June 30, 2026, the Company’s Common Stock was subscribed to by investors in the Offering for gross proceeds of $616,000, and the Company incurred Offering costs of $40. During the six months ending June 30, 2025, the Company’s Common Stock was issued in exchange for gross proceeds of $348,286 pertaining to the conversion of the March 31, 2025 related-party convertible promissory note ($341,000 principal amount and accrued interest of $7,286). The Company incurred Offering costs of $10,588 during the six months ending June 30, 2025.

Convertible Promissory Note

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 (“Principal Amount”) to an officer of the Company (the “Convertible Note”). The Convertible Note had a scheduled maturity date of April 30, 2026 (“Maturity Date”), and the Principal Amount bore interest at twelve percent (12%) per annum. The lender had the option to elect to convert all or any portion of the Principal Amount, plus accrued interest (“Amount Owed”), to shares of Common Stock of the Company. The conversion price was to be equal to the price per share of Common Stock that the U.S. Securities and Exchange Commission (“SEC”) qualified the Company’s Regulation A Offering.

At issuance, the Company received cash proceeds of $341,000, which was recorded as a liability on the balance sheet. On June 6, 2025, the lender elected to convert the entire principal amount of the note plus accrued interest of $7,286 into Common Stock at a conversion price of $2.00 per share, which was equal to the price per share of the Company’s Common Stock per the Company’s Regulation A Offering as of the conversion date. The Company issued 174,143 shares of Common Stock (170,500 shares for principal and 3,643 shares for accrued interest) in full settlement of the note. Upon conversion, the carrying amount of the Convertible Note was reclassified from liabilities to common stock and additional paid-in capital, inclusive of the accrued interest amount. No gain or loss was recognized on the conversion.

The Company had no outstanding convertible debt as of June 30, 2026 or December 31, 2025.

Stock Based Compensation

On July 12, 2024, the Company’s Board of Directors approved the 2024 Equity Incentive Plan (the “EIP”) to encourage selected employees, officers, directors and consultants of the Company to acquire a proprietary interest in the growth and performance of the Company to generate an increased incentive to contribute to the Company’s future success. The Company believes the EIP will enhance the value of the Company and the Company’s ability to attract and retain exceptionally qualified individuals. The EIP allows a maximum of 1,750,000 shares of common stock of the Company, which may include equity derivatives on a one-to-one basis, to be granted, and no award shall be granted after July 22, 2029. The Company recognizes compensation expense on a straight line-basis over the vesting period.

During the six-month period ending June 30, 2026, the Company granted 7,500 shares (valued at $10,500) to a vendor in exchange for services. These shares vested at issuance and were not part of the EIP. Of the 1,175,000 options that were granted in 2025, 1,150,000 vested (*) and 25,000 were forfeited during the six-month period ending June 30, 2026. In the year ending December 31, 2025, the Company granted 75,000 shares and 1,175,000 options via this plan. During 2025, 400,000 Equity Incentive Plan shares vested and no options vested or were exercised. The Company issued an additional 100,000 shares, as compensation, to Dawson James Securities, Inc; the Company’s former non-exclusive broker-dealer. These 100,000 shares vested at issuance and were not part of the EIP. On March 4, 2026, the Company terminated the Dawson James agreement effective immediately.

The Company recognized stock-based compensation expense of $695,629 in the six months ending June 30, 2026 and $646,622 during the year ending December 31, 2025. Unrecorded compensation related to unvested shares and options was $0 as of June 30, 2026 and $702,838 as of December 31, 2025. The unrecorded compensation as of December 31, 2025 was recognized over a weighted-average period of 2.5 months from December 31, 2025. The grant-date fair value of shares granted, issued and vested during the six months ending June 30, 2026 and the year ending December 31, 2025 was $1.40 per share. The grant date fair value of options granted during 2025 was $0.71 per option. The Company accounts for forfeitures as they occur.

Share activity:

	June 30, 2026	December 31, 2025
Beginning Balance of Unvested Shares	-	325,000
Shares Granted and Issued	7,500	175,000
Shares Vested	(7,500)	(500,000)
Ending Balance of Unvested Shares	-	-

Options activity:

	June 30, 2026	December 31, 2025
Beginning Balance of Outstanding Options	1,175,000	-
Options Granted	-	1,175,000
Options Forfeited	(25,000)	-
Ending Balance of Outstanding Options	1,150,000	1,175,000

	June 30, 2026	December 31, 2025
Beginning Balance of Unvested Options	1,175,000	-
Options Granted	-	1,175,000
Options Forfeited	(25,000)	-
Options Vested (*)	(1,150,000)	-
Ending Balance of Unvested Options	-	1,175,000

*	On August 14, 2026, the Board passed a resolution which rescinded the exercise of options and modified the vesting period for four option holders. Refer to NOTE 16 – SUBSEQUENT EVENTS for further discussion.

The Company estimates the fair value of stock option awards on the date of grant using the Black-Scholes option pricing model. The table below details the per share weighted-average fair value of stock options granted and the assumptions used in determining fair value at the date of grant:

	June 30,	December 31,
	2026	2025
Per-Share Weighted-Average Fair Value	-	$1.40
Risk-Free Interest Rate	-	4.18%
Expected Volatility of The Underlying Stock	-	100.75%
Expected Time to Maturity	-	2.38 Years
Exercise Price	-	$2.00

NOTE 11 – RELATED PARTIES

During the six-month period ending June 30, 2026, the Company recognized $652,576 of compensation expense related to Common Stock issued and options granted to officers and directors during 2025. Non-stock-based officer compensation totaled $37,500 during the same period in 2026; $6,250 of which is reported in accrued expenses on the June 30, 2026 consolidated balance sheet.

During the six-month period ending June 30, 2026, officers of the Company contributed $616,000 in exchange for 308,000 shares of Common Stock.

On March 31, 2025, the Company issued an unsecured, convertible promissory note of $341,000 to an officer in exchange for cash proceeds. The $341,000 principal and $7,286 accrued interest were converted into 174,143 shares of Common Stock on June 6, 2025. On September 15, 2025, an officer contributed $200,000 in exchange for 100,000 shares of Common Stock.

During the six-month period ending June 30, 2025, the Company recognized $221,493 of compensation expense related to shares of Common Stock issued to officers and directors during 2024, via the Equity Incentive Plan.

NOTE 12 – DEFERRED TAXES

Deferred tax assets are comprised of the following:

	June 30,	December 31,
	2026	2025
Temporary Differences in GAAP and Tax Value of Balance Sheet Items:
Accumulated amortization	$(35,504)	$(31,174)
Patents	(38,858)	(44,038)
Internal Revenue Code section 174 research costs	99,659	56,797
Internal Revenue Code section 195 start-up and organizational costs	485,087	382,375
License agreement fees	16,900	16,900
Stock based compensation	64,460	33,662
Total Temporary Differences in GAAP and Tax Value of Balance Sheet Items:	591,744	414,522
Net Operating Loss Carryforwards	190,972	166,274
Valuation Allowance	(782,716)	(580,796)
Net Deferred Tax Asset	$-	$-

As of June 30, 2026, the Company had federal net operating loss carryforwards of approximately $734,508 which may be carried forward indefinitely, and state net operating loss carryforwards of approximately $734,508 which expire at various dates from 2043 through 2046. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company’s U.S. federal and state income taxes. The net operating losses may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% change in ownership as determined under the regulations.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against all of the deferred tax assets for every period because it is more likely than not that all of the deferred tax assets will not be realized.

In accordance with ASC 740, a valuation allowance must be established if it is more likely than not that the deferred tax assets will not be realized. This assessment is based upon consideration of available positive and negative evidence, which includes, among other things, the Company’s most recent results of operations and expected future profitability. Based on the Company’s cumulative losses in recent years, a full valuation allowance against the Company’s deferred tax assets as of June 30, 2026 and December 31, 2025, respectively, has been established as Management believes that the Company will not likely realize the benefit of those deferred tax assets. Therefore, no tax provision has been recorded for the six-month period ending June 30, 2026 and 2025, respectively.

NOTE 13 – INCOME TAXES

In 2025, the Company adopted ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” prospectively.

Income (loss) before provision for income taxes consist of:

	June 30, 2026	June 30, 2025
Domestic	$(1,343,272)	$(735,535)
Total income (loss) before provision for income taxes:	$1,343,272)	$(735,535)

The provision for income taxes is detailed below. The New York State tax incurred is a flat minimum tax and is not associated with a tax rate.

	June 30, 2026	June 30, 2025
Current:
New York State	$19	$25
Total Provision for Income Taxes	$19	$25

Cash paid for income taxes, by jurisdiction:

	June 30, 2026	June 30, 2025
Current:
New York State	$19	$25
Total Cash Paid for Income Taxes	$19	$25

The Company complies with the provisions of ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

The Company is subject to income tax in the U.S. and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense. No interest or penalties have been recorded for the six-month period ending June 30, 2026 or the year ending December 31, 2025.

NOTE 14 – EARNINGS (LOSS) PER SHARE

Basic and diluted weighted-average shares outstanding for the six-month periods ending June 30, 2026 and June 30, 2025 were 7,314,923 and 6,360,158, respectively. Basic and diluted earnings (loss) per share for the six-month periods ending June 30, 2026 and June 30, 2025 were ($0.18) and ($0.12), respectively. If diluted common stock equivalents were included, weighted average shares outstanding for the six-month periods ending June 30, 2026 and June 30, 2025 would be 8,506,211 and 7,299,791, respectively.

Reconciliation of common shares used to determine basic earnings (loss) per share:

Description	June 30, 2026	June 30, 2025
Number of issued common shares reported on balance sheet	7,521,743	6,831,243
Unvested common shares as of balance sheet date	-	(250,000)
Number of issued common shares used to determine basic earnings (loss) per share	7,521,743	6,581,243

NOTE 15 – FINANCE AGREEMENT PAYABLE

In 2026, the Company entered into an agreement to finance its director and officer liability insurance policy premium. The amount financed was $29,978, due in ten monthly installments, March 6, 2026 through December 6, 2026 carrying an annual interest rate of 12.32%. During the six-month period ending June 30, 2026, the company made principal payments totaling $11,625. The $18,353 balance is reported as a current liability on the June 30, 2026 consolidated balance sheet.

NOTE 16 – SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued.

On July 7, 2026, the Company issued 20,000 shares to a vendor pursuant to the terms of the parties’ engagement.

On August 12, 2026, the Company engaged Moody Capital Solutions, Inc., a broker-dealer registered with the SEC and a member of FINRA, as the Company’s exclusive broker-dealer in connection with the Company’s Offering. Pursuant to the terms of the engagement, Company will issue 7,500 shares of Common Stock of the Company per calendar month during the Engagement (up to a limit of 75,000 shares). The engagement will terminate at the earliest of (a) the date on which the Company’s 3,750,000 shares of common stock have been sold, or (b) the date which is one year after the Company’s offering statement has been qualified by the U.S. Securities and Exchange Commission.

On March 17, 2026, four members of the Board exercised a total of 700,000 options on a cashless basis pursuant to the terms of the option agreements for 405,264 common shares in an option for common share exchange. On August 14, 2026, the Board passed a resolution legally rescinding the common share exchange to correct the classification of the options. In doing so, the vesting period was extended for four of the option recipients. In accordance with ASC 718, the company accounted for the modification as of the modification date (August 14, 2026). Therefore, the June 30, 2026 financial statements reflect the original vesting terms in which all options vested on March 17, 2026.

Modified Vesting Schedule:

	3/17/2026	3/17/2027	3/17/2028	3/17/2029	3/17/2030	3/17/2031	Total
Related Parties	486,667	136,667	136,667	136,667	136,666	66,666	1,100,000
Unrelated Party	10,000	10,000	10,000	10,000	10,000	-	50,000
Total	496,667	146,667	146,667	146,667	146,666	66,666	1,150,000

On September 22, 2026, a company officer purchased 100,000 shares of Common Stock in the 2025 Offering at a price of $2.00 per share for proceeds to the Company of $200,000.

Item 4. Exhibits

Exhibit No.	Exhibit Description
2.1*	Certificate of Incorporation (as currently in effect)
2.2 (1)	Bylaws (as currently in effect)
3.1*	Certificate of Designation of the Series A Preferred Stock
3.2*	Certificate of Amendment to Certificate of Designation of the Series A Preferred Stock
6.1*	Worldwide Patent Assignment
6.2*	Share Exchange Agreement
6.5**	License Agreement (Portions of which have been omitted because they are not material and/or are the type that the parties treat as private or confidential.)
6.8***	2024 Equity Incentive Plan
7.0***	Tobacco Production Agreement 2024 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
7.1†	Tobacco Production Agreement 2025 (Portions of this exhibit have been omitted because they are not material and are the type that the registrant treats as private or confidential.)
7.2††	2025 Convertible Promissory Note
7.3 (2)	Form of 2025 Subscription Agreement
7.4†††	Statement of Work Agreement with the Centre for Substance Use Research, Ltd. (CSUR), dated January 2026 (Portions of which have been omitted because they are not material and/or are the type that the parties treat as private or confidential.)

*	Incorporated by reference to the 2023 Offering Circular (File No. 024-12343), filed with the SEC on October 20, 2023.
**	Incorporated by reference to the Form 1-U, filed with the SEC on June 28, 2024.
***	Incorporated by reference to the Form 1-SA, filed with the SEC on August 8, 2024.
(1)	Incorporated by reference to the Form 1-U, filed with the SEC on September 18, 2024.
(2)	Incorporated by reference to the Offering Circular (File No. 024-12621) amendment filed with the SEC on November 26, 2025.
†	Incorporated by reference to the Form 1-K filed with the SEC on April 10, 2025.
††	Incorporated by reference to the Form 1-SA filed with the SEC on September 22, 2025.
†††	Incorporated by reference to the Form 1-K filed with the SEC on April 23, 2026.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABBACIS INC.

By:	/s/ Joseph Pandolfino
Joseph Pandolfino
Chief Executive Officer and Chairman of the Board

Date:	September 25, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Pandolfino	Chief Executive Officer and Chairman of the Board	September 25, 2026
Joseph Pandolfino

/s/ John Manley, Jr.	Chief Financial Officer and Director	September 25, 2026
John Manley, Jr.